STEPSTONE PRIVATE CREDIT INCOME FUND

MULTIPLE CLASS PLAN

February 21, 2024

WHEREAS, StepStone Private Credit Income Fund (the “Fund”) is engaged in business as a closed-end management investment company and is registered as such under the Investment Company Act of 1940 (the “1940 Act”); and

WHEREAS, the Fund relies upon exemptive relief granted by the Securities and Exchange Commission to permit the Fund to offer multiple classes of shares (the “Exemptive Relief”); and

WHEREAS, pursuant to the Exemptive Relief, the Fund is subject to Rule 18f-3 (“Rule 18f-3”) under the 1940 Act, as if it were an open-end management investment company.

NOW, THEREFORE, the Fund hereby adopts this multiple class plan pursuant to Rule 18f-3 (the “Plan”).

The provisions of the Plan are:

A.	General Description of Classes

As of the effective date of the Plan as set forth above, the Fund will offer four (4) classes of shares of beneficial interest: Class T Shares, Class S Shares, Class D Shares and Class I Shares. In addition, pursuant to Rule 12b-1 under the 1940 Act, the Fund has adopted a Distribution and Shareholder Services Plan (the “12b-1 Plan”) under which shares of certain classes are subject to a sales load and a distribution and shareholder servicing fee. A general description of the fees applicable to each class of shares is set forth below.

1.

Class T. Class T Shares are subject to a sales load of up to 3.50% of the investment amount. Class T Shares are subject to a monthly distribution and shareholder servicing fee at the annual rate of 0.85% of the Fund’s month-end average net assets attributable to Class T Shares under the 12b-1 Plan. Class T Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $5,000.

2.

Class S. Class S Shares are subject to a sales load of up to 3.50% of the investment amount. Class S Shares are subject to a monthly distribution and shareholder servicing fee at the annual rate of 0.85% of the Fund’s month-end average net assets attributable to Class S Shares under the 12b-1 Plan. Class S Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $5,000.

3.

Class D. Class D Shares are subject to a sales load of up to 1.50% of the investment amount. Class D Shares are subject to a monthly shareholder servicing fee at the annual rate of 0.25% of the Fund’s month-end average net assets attributable to Class D Shares under the 12b-1 Plan. Class D Shares require a minimum initial investment of $25,000 and a minimum subsequent investment of $5,000.

4.

Class I. Class I Shares are not subject to a sales load. Class I Shares are not subject to a distribution or shareholder servicing fee under the 12b-1 Plan. Class I Shares require a minimum initial investment of $1,000,000 and a minimum subsequent investment of $100,000.

B.	Expense Allocation of Each Class

All expenses incurred by the Fund will be allocated among its classes of shares based on the respective net assets of the Fund attributable to each such class, except that the net asset value and expenses of each class will reflect the expenses associated with the 12b-1 Plan of that class (if any), shareholder services fees attributable to a particular class (including transfer agency fees, if any).

Each class of shares may, by action of the Fund’s Board of Trustees (the “Board”) or its delegate, also pay a different amount of the following expenses:

1.	administrative and/or accounting or similar fees (each as described in the Fund’s prospectus, as amended or supplemented from time to time);

2.	legal, printing and postage expenses related to preparing and distributing to current shareholders of a specific class materials such as shareholder reports, prospectuses and proxies;

3.	Blue Sky fees incurred by a specific class;

4.	Securities and Exchange Commission registration fees incurred by a specific class;

5.	expenses of administrative personnel and services required to support the Shareholders of a specific class;

6.	Trustees’ fees incurred as a result of issues relating to a specific class;

7.	Auditor’s fees, litigation expenses, and other legal fees and expenses relating to a specific class;

8.	incremental transfer agent fees and shareholder servicing expenses identified as being attributable to a specific class;

9.	account expenses relating solely to a specific class;

10.	expenses incurred in connection with any shareholder meetings as a result of issues relating to a specific class; and

11.

any such other expenses (not including advisory or custodial fees or other expenses related to the management of the Fund’s assets) actually incurred in a different amount by a class or related to a class’s receipt of services of a different kind or to a different degree than another class, including reimbursement for any expense support provided to such class.

C.	Voting Rights

Each share of the Fund entitles the shareholder of record to one vote. Shareholders of each class will vote separately as a class to approve any material increase in payments applicable to each class authorized under the 12b-1 Plan and on other matters for which class voting is required under applicable law. In addition, each class shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class.

D.	Exchanges

A class of shares of the Fund may be exchanged without payment of any exchange fee for another class of shares of the Fund at their respective net asset values, to the extent provided in the Fund’s prospectus.

E.	Waivers and Reimbursements

Fees and expenses may be waived or reimbursed by StepStone Group Private Wealth LLC, the Fund’s investment adviser, or any other service provider. Such waiver or reimbursement may be applicable to some or all of the classes and may be in different amounts for one or more classes.

F.	Income, Gains and Losses

Income and realized and unrealized capital gains and losses shall be allocated to each class on the basis of the net asset value of that class in relation to the net asset value of the Fund.

The Fund may allocate income and realized and unrealized capital gains and losses to each share based on relative net assets (settled shares) of each class, as permitted by Rule 18f-3 under the 1940 Act.

G.	Dividends

Dividends paid by the Fund, with respect to its classes of shares, to the extent any dividends are paid, will be calculated in the same manner, at the same time and will be in the same amount, except that any expenses relating to a class of shares will be borne exclusively by that class.

H.	Class Designation

Subject to approval by the Board, the Fund may alter the nomenclature for the designations of one or more of its classes of shares.

I.	Additional Information

This Plan is qualified by and subject to the terms of the then-current prospectus and Statement of Additional Information for the applicable classes; provided, however, that none of the terms set forth in any such prospectus and Statement of Additional Information shall be inconsistent with the terms of the classes contained in this Plan.

J.	Effective Date

This Plan is effective upon the date set forth above, provided that this Plan shall not become effective with respect to the Fund or a class of shares of the Fund unless first approved by a majority of the Trustees, including a majority of the Trustees who are not considered “interested persons” (as defined in the 1940 Act) of the Fund (the “Independent Trustees”). This Plan may be terminated or amended at any time with respect to the Fund or a class of shares thereof by a majority of the Independent Trustees.

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